SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated December 22, 2010.

Document 1

For Immediate Release	December 22, 2010

SONDE RESOURCES CORP.  ENTERS INTO AGREEMENT TO SELL INTEREST IN BLOCK 5(c) IN TRINIDAD AND TOBAGO AND ARTICULATES FUTURE BUSINESS STRATEGY

CALGARY, ALBERTA (Marketwire – Dec 22, 2010) – Sonde Resources Corp. (“Sonde”) (TSX:  SOQ) (NYSE Amex LLC:  SOQ) announced today that it has reached an agreement with Niko Resources Ltd. (“Niko”), under which Niko will acquire Sonde’s  interest in Block 5(c), located off the east coast of Trinidad and Tobago, for an aggregate purchase price of US$87.54 million. The purchase price is to be satisfied at closing via US$75.5 million, and the assumption of Sonde’s liability up to US$12.04 million under the performance guarantee provided for the Block MG Exploration and Production (Public Petroleum Rights) license in Trinidad and Tobago, which will be assigned to Niko at closing for nominal consideration.

The agreement is subject to the satisfaction of certain conditions including waiver of rights of first refusal and approval from the Ministry of Energy and Energy Affairs for Trinidad and Tobago. Closing is expected to occur on or before February 28, 2011, subject to extension to facilitate obtaining all required approvals.  Niko has agreed to pay a refundable cash deposit of US$20 million to Sonde upon receipt of a waiver of the rights of first refusal in respect of Block 5(c).  Sonde has agreed to pay a US$2 million break fee to Niko in the event that such rights of first refusal are exercised and Block 5(c) is transferred pursuant to the exercise of such rights.

In addition to the above consideration, after closing the transaction Sonde will be entitled to reclaim an additional US$20 million on security deposit with BG International Limited (“BG”), which is currently captured on Sonde’s balance sheet as restricted cash, bringing the total unrestricted cash available from this transaction to approximately US$95 million.

Due to the large capital expenditure requirements and an unclear development timeline for Block 5(c), management and the Board have determined that a sale of Block 5(c) will best capitalize the Company to pursue its future growth plans. The sale of Block 5(c) is part of a broader strategic review that will position the Company for production and reserve growth over the next several years.

•
Accelerated development of Western Canada: A portion of the proceeds will be used to accelerate development of Sonde’s position in Western Canada.  These assets contain significant under-developed oil resource opportunities that management intends to exploit with a view to improving the Company’s corporate oil and gas mix.

•
Drilling of Zarat North-1 well in North Africa: Proceeds will also be used to fund ongoing costs required to complete and test the Zarat North-1 well (100% working interest), and other near-term activities on the 7th of November Block.  The well spudded Nov. 24 and has reached terminal depth, with testing and evaluation in progress. Sonde anticipates that it will be able to provide an update of the well in early Q1 2011.

•	Strategic review of Liberty LNG: Sonde is continuing to review alternatives with respect to its 100% working interest in the Liberty LNG project.

“The sale of Trinidad assets is part of a progression of strategic initiatives within Sonde to allow the Company to focus its business strategy, increase profitability and improve its balance sheet position”, said Jack Schanck, President and CEO of Sonde.  “This sale will enable Sonde to refocus its efforts on its core, operated exploration and development opportunities in Western Canada and North Africa and will better position the Company for growth in production, cash flow and reserves over the next several years.”

RBC Capital Markets is acting as financial advisor to Sonde with respect to the proposed transaction and has provided the Board of Directors of Sonde with an opinion that as of December 21, 2010, the consideration to be received by Sonde under the proposed transaction is fair, from a financial point of view, to Sonde.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, and offshore Eastern United States.  See Sonde Resources’ website at www.sonderesources.com to review further detail on Sonde Resources’ operations.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning expected timing for closing of the proposed sale transaction and satisfaction of closing conditions, Sonde's go-forward business strategy including development of Western Canadian assets, and anticipated timing with respect to the Zarat North-1 well in North Africa.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect, including estimating timing for obtaining required approvals and completing the sale transaction with respect to Block 5c.  Additional assumptions have been made regarding, among other things, operating conditions, management’s expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates, the uncertainty of estimates and projections in relation to production, risks affecting the Company’s ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	December 22, 2010	By:		/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary